BERKSHIRE HATHAWAY INC.
1440 KIEWIT PLAZA
OMAHA, NEBRASKA 68131
TELEPHONE (402) 346-1400
FAX (402) 346-3375
September 18, 2007
Mr. Michael Reedich
Special Counsel — Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Berkshire Hathaway Inc.
Definitive 14A
Filed March 14, 2007
File No. 1-14905
Dear Mr. Reedich:
The purpose of this letter is to respond to your letter dated August 21, 2007. To assist you in reviewing our response, we will precede our response with a copy (in bold type) of the comment as stated in your letter.
Board of Directors’ Meetings, Committees, Directors’ Compensation and Nominations, page 3
1.	We note that the nominating committee does not have a formal policy by which shareholders may recommend director candidates. Please state why it has no such policy, as required by Item 407(c)(2)(iii).
No consideration was given by the Governance, Compensation and Nominating Committee (“Committee”) to adopting a formal policy on this issue as Berkshire Hathaway Inc. did not interpret Item 407(c)(2)(iii) to require such a policy. Following past practice, the Chairman of the Committee intends to present to the Committee for its consideration any recommendations from a shareholder of a director candidate received by the Secretary of Berkshire Hathaway Inc. on or before December 20, 2007. The recommendation must identify the author as a shareholder, provide a brief summary of the candidate’s qualifications and the mailing envelope must contain a clear notation that the enclosed recommendation is a “Director Nominee Recommendation”. It is anticipated that any candidate recommended for nomination to the Board of Directors who meets the independence standards of the New York Stock Exchange will be evaluated by the Committee using the same criteria as are applied to all other candidates.
Prior to filing Berkshire’s Definitive 14A regarding its 2008 Annual Meeting of Shareholders the Governance, Compensation and Nominating Committee of Berkshire Hathaway Inc.’s Board of Directors anticipates adopting a policy under which it will consider recommendations presented by shareholders. It is anticipated that this policy will provide that Board of Director candidates recommended by shareholders will be evaluated using the same criteria as are applied to all other candidates. Attachment A reflects the disclosure we expect to include in our Definitive 14A regarding our 2008 Annual Meeting of Shareholders.
In responding to your comments, please be advised that Berkshire Hathaway Inc. (“Berkshire”) acknowledges that:
1)	Berkshire is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Michael Reedich
United States Securities and Exchange Commission

2)	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	Berkshire may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or further comments, please contact the undersigned at 402-978-5423.
Very truly yours,
BERKSHIRE HATHAWAY INC.
By Marc D. Hamburg
MDH/es

United States Securities and Exchange Commission
Attachment A to letter dated September 18, 2007
     The Board of Directors has established a Governance, Compensation and Nominating Committee and adopted a charter to define and outline the responsibilities of its members. A copy of the Governance, Compensation and Nominating Committee Charter is available on Berkshire’s website at www.berkshirehathaway.com and may also be obtained at no charge by written request to the attention of the Secretary of the Corporation at 1440 Kiewit Plaza, Omaha, NE 68131. The Governance, Compensation and Nominating Committee consists of Susan L. Decker, David S. Gottesman and Walter Scott, Jr., all of whom are independent directors in accordance with the New York Stock Exchange director independence standards.
     The role of the Governance, Compensation and Nominating Committee is to assist the Board of Directors by a) recommending governance guidelines applicable to Berkshire; b) identifying, evaluating and recommending the nomination of Board members; c) setting the compensation of Berkshire’s Chief Executive Officer and performing other compensation oversight; and d) assisting the Board with other related tasks, as assigned from time to time. The Governance, Compensation and Nominating Committee met twice during 2007.
     In identifying director nominees, the Governance, Compensation and Nominating Committee looks for individuals who have a meaningful interest in Berkshire stock, are shareholder-oriented and possess business savvy. With respect to the selection of director nominees at the 2008 Annual Meeting of Shareholders, the Governance, Compensation and Nominating Committee recommends the Board nominate the eleven directors currently serving on the Board.
     Berkshire’s Governance, Compensation and Nominating Committee has a policy under which it will consider recommendations presented by shareholders. A shareholder wishing to submit such a recommendation should send a letter to the Secretary of the Corporation at 1440 Kiewit Plaza, Omaha, NE 68131. The mailing envelope must contain a clear notation that the enclosed letter is a “Director Nominee Recommendation”. The Secretary must receive the recommendation by December 20, 2008, for it to be considered by the Committee for the 2009 Annual Meeting of Shareholders. The letter must identify the author as a shareholder and provide a brief summary of the candidate’s qualifications. At a minimum, candidates recommended for nomination to the Board of Directors must meet the independence standards of the New York Stock Exchange. The Committee’s policy provides that candidates recommended by shareholders will be evaluated using the same criteria as are applied to all other candidates.